# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Banzai International, Inc., CIK 0001826011
CUSIP: 06682J605
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 435 Ericksen Ave, Suite 250, Bainbridge Island, Washington (WA), 98110
Date of event which requires filing of this statement: 08/17/2026
Filed by CIK 0002003690
Persons authorized to receive notices and communications: Mason Ward, c/o Alco Investment Company, 33930 Weyerhaeuser Way S., Suite 150, Federal Way, Washington (WA), 98001, (253) 796-2704

## Reporting persons
- Alco Investment Company (CIK 0002003690): type of reporting person: corporation (CO); citizenship or place of organization: Washington (WA); source of funds: working capital (WC); sole voting power 13,556; shared voting power 0; sole dispositive power 13,556; shared dispositive power 0; aggregate amount beneficially owned 13,556 (0.4% of the class)
  Comment: (1) This amount includes 6,899 shares of Class A Common Stock (as defined herein) held directly by Alco Investment Company and 6,657 shares of Class A Common Stock that Alco Investment Company has the right to acquire upon exercise of 6,657 Common Warrants (as defined herein below) held directly by Alco Investment Company within 60 days.
  
  (2) This percentage is calculated based on 3,517,105 shares of Class A Common Stock outstanding as of August 13, 2026 and includes the 6,657 shares that Alco Investment Company has the right to acquire within 60 days upon exercise of 6,657 Common Warrants (as defined herein below), which amounts have been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Banzai International, Inc.
Address of issuer's principal executive offices: 435 Ericksen Ave, Suite 250, Bainbridge Island, Washington (WA), 98110
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed as an amendment to the initial statement on Schedule 13D relating to the Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock") of Banzai International, Inc., a Delaware corporation (the "Issuer") as filed with the Securities and Exchange Commission (the "SEC") on April 23, 2025 (as so amended, the "Schedule 13D"). The principal executive offices of the Issuer are located at 435 Ericksen Ave, Suite 250, Bainbridge Island, Washington 98110.

The Schedule 13D is hereby amended and supplemented as follows:

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and supplemented as follows:

As of August 17, 2026, Alco may be deemed to beneficially own 13,556 shares of Class A Common Stock, which represents approximately 0.4% of the shares of Class A Common Stock outstanding.

The foregoing beneficial ownership percentage is calculated based on 3,517,105 shares of Class A Common Stock outstanding as of August 13, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on August 14, 2026. For purposes of calculating the beneficial ownership percentage of Alco, the amount includes the 6,657 shares that Alco has the right to acquire within 60 days upon exercise of the 6,657 Common Warrants previously issued to Alco on September 20, 2024, as previously adjusted for reverse stock splits effected by the issuer on May 8, 2026 and July 8, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See above response to Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The reporting person is filing this Amendment to Schedule 13D on a voluntary basis to report beneficial ownership as of August 17, 2026 that is less than 5% solely as a result a series of dilutive issuances of equity securities by Banzai International, Inc. (the "Issuer") in 2025. There have not been any transactions in the Issuer's securities since the reporting person's previously filed Schedule 13D on April 23, 2025.

## Signatures
- Alco Investment Company: /s/ Mason Ward, Mason Ward Chief Financial Officer (08/18/2026)